CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tembec Inc. (the "Company") on Form 40-F for the year ended September 24, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank A. Dottori, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: December 21, 2005

/s/ Frank Dottori
Frank A. Dottori
President and Chief Executive Officer